Oncolytics Biotech® Announces Results from Special Meeting of Shareholders

- Shareholder Approval for Consolidation of Company’s Common Shares Enables Oncolytics to Meet Key Requirement for Listing on the NASDAQ Capital Market -

CALGARY, AB and SAN DIEGO, CA February 23, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn “cold” tumors “hot”, today announced that it received shareholder approval to consolidate the Company's common shares at its February 23, 2018 special meeting of shareholders (the "Meeting").

“We’d like to thank our shareholders, board and advisors for their support in achieving this important milestone,” said Dr. Matt Coffey, President & CEO of Oncolytics. “This share consolidation is key to gaining compliance with certain NASDAQ Capital Market listing standards, and we strongly believe this listing can be instrumental in delivering higher shareholder value as we execute on our strategic initiatives. These include the initiation of our phase 3 registration study in metastatic breast cancer, the potential to receive Special Protocol Assessment and additional strategic partnerships, as well as other clinical collaborations with large pharma. The management team appreciates the loyalty of our shareholders and we want to ensure that everyone can participate in the potential growth afforded by multiple near-term catalysts.”

Oncolytics’ Board of Directors has the discretion to proceed with the consolidation for a period of 12 months following the Meeting, which it anticipates doing in conjunction with strategic events and/or catalysts in order to maximize value for shareholders. The Board of Directors may also determine not to implement the consolidation without further action on the part of, or notice to, the shareholders.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the completion of the consolidation; listing on the NASDAQ Capital Market and the delivery of shareholder value in connection therewith, the Company’s strategic objectives, including the initiation of phase 3 studies, receipt of Special Protocol Assessments and the potential for partnership transactions or other clinical collaborations; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact
Michael Moore
Vice President, Investor Relations & Corporate Communications
858-886-7813
mmoore@oncolytics.ca

Investor Relations
Robert Uhl
Westwicke Partners
858-356-5932
robert.uhl@westwicke.com

Media Contact
Mark Corbae
Canale Communications
619-849-5375
mark@canalecomm.com